Suresnes, September 4th 2007

VIA EDGAR (Correspondence)

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Dassault Systèmes, S.A.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed May 29, 2007
File No. 000-28578

Responses to SEC comments

Dear Mr. Krikorian:

We have carefully reviewed the comments included in your letter dated August 23, 2007, regarding the Annual Report on Form 20-F for the year ended December 31, 2006, filed by Dassault Systèmes S.A. (the “Company”) on May 29, 2007 (the “Form 20-F”). The Company’s responses to the Staff’s comments are set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.

Form 20-F for the fiscal Year Ended December 31, 2006

Item 5: Operating and Financial Review and Prospects, page 32

F. Tabular disclosure of contractual obligations, page 51

1.
Please tell us why you have not included the 200 million euro of long-term debt due on your revolving loan facility in your tabular disclosure of contractual obligations. We refer you to Item 5.F.1 of Form 20-F which requires disclosure of all long-term debt obligations in the contractual obligations table.

The indebtedness of €200 million under our revolving loan facility, which was incurred in March 2006 in connection with the acquisition of MatrixOne, Inc., is disclosed in our Form 20-F under Item 3.A Selected Financial Data (page 10), Item 5.B Liquidity and Capital Resources (page 47), on our consolidated balance sheet (page F-3), under Note 8 -- Borrowings (page F-21) and under Note 12 -- Derivatives and Financial Revenue and Other, Net (page F-24) to our consolidated financial statements. In response to the Staff’s comment, we agree to also include this indebtedness in the tabular disclosure of contractual obligations in Item 5.F.1 in our future filings of Form 20-F.

Item 15: Controls and Procedures, page 90

2.
Please tell us whether the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) and 15d-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

In response to the Staff’s comment, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

We confirm to the staff that we will disclose such information in our future filings.

Consolidated Statements of Income, page F-4

3.
We note that you have acquired software in connection with your acquisitions and that you are classifying the amortization of acquired software as an operating expense on your consolidated statements of income. Please clarify why you do not include the amortization of acquired software as cost of software revenue pursuant to Question 17 of SFAS No. 86 Staff Implementation Guide.

In response to the Staff’s comment, we note that Question 17 of SFAS No. 86 Staff Implementation Guide advises that the amortization expense of capitalized software costs be classified to “cost of sales or a similar expense category” (emphasis added). Accordingly, we believe that our classification of amortization expenses for acquired software under a separate line item detailing amortization costs for all acquired intangibles is consistent with such guidance. In addition, our consolidated statements of income do not set forth “gross margin” or any other measure of financial performance based only on deducting cost of sales without also deducting amortization of acquired software.

In view of the significance of the acquisitions made by our company over the last few years, and of the resulting amortization of intangibles, we consider that aggregating all of the amortization derived from acquired intangibles under a separate line item on the face of the statement of income provides the most meaningful and useful information to the reader.

We note that our current presentation is consistent with the presentation contemplated in Staff Accounting Bulletin - Topic 11 Depreciation and Depletion Excluded From Cost of Sales, in which charges from depreciation and amortization of property, plant and equipment can be excluded from cost of sales.

Finally, we would like to point out that the line item “Amortization of acquired intangibles” references Note 6 to the financial statements, where the reader can find the information necessary to understand the elements constituting this line, as well as information regarding the cost of software amortization.

Taking into account the considerations above, we believe that the current presentation fairly reflects the results of our activity, including with respect to the impact of amortization costs for acquired intangibles, and is consistent with GAAP and related guidance.

Consolidated Statements of Shareholder’s Equity, page F-8

4.
We note you have included the SFAS No. 158 transition adjustment required by paragraph 16(a) of SFAS No. 158 in Comprehensive Income. Please revise your future filings to present this transition adjustment only in Accumulated Other Comprehensive Income pursuant to the implementation guidance provided in paragraph A7 of SFAS No. 158.

In response to the Staff’s comment, we agree to present the transition adjustment in our future filings only in Accumulated Other Comprehensive Income.

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +33 1 40 99 40 18, or by fax at +33 1 40 99 43 33.

Sincerely,

Thibault de Tersant
Executive Vice President and Chief Financial Officer